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04010697

FILE NO. 82-4750

March 13, 2004

<u>BY AIR MAIL</u>

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

1. Notice of the 91st Ordinary General Meeting of Shareholders (dated February 5, 2004);
2. Notice of Resolutions of the 91st Ordinary General Meeting of Shareholders (dated February 20, 2004) and
3. Notice of Change of Subsidiaries (dated February 26, 2004).

Yours truly,

Hitoshi Sumiya

Encl.
cc: Q.P. Corporation
The Bank of New York

(Excerpt translation)

04 MAR 13 AM 7:21

NO. 82-4750

February 5, 2004

To the Shareholders:

NOTICE OF THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 91st Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially requested to be present at such meeting.

It is to be added that since you can exercise your voting rights in writing even if you are not present at the meeting, please review the accompanying information and send us by return mail the enclosed voting form indicating your approval or disapproval under your seal.

Yours very truly,

Gohsuke Ohyama
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

1. Date and hour of meeting:

   February 20 (Friday), 2004, at 10:00 a.m.

2. Place of meeting:

   Eminence Hall, South Building 5th Floor, Keio Plaza Hotel
   2-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo

3. Objects of the meeting:

Matters to be reported:

Report on the balance sheet as of November 30, 2003, the business report and statement of income for the 91st business term (from December 1, 2002 to November 30, 2003).

Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 91st business term.
Proposition No. 2:	Amendment to the Articles of Incorporation.
Proposition No. 3:	Election of One Director.
Proposition No. 4:	Election of Five Statutory Auditors.
Proposition No. 5:	Granting of retirement gratuities to the retiring Statutory Auditors.

- - -

When attending the meeting, please present the enclosed voting form to the receptionist at the meeting.

(Attached document relating to the matters to be reported)

BUSINESS REPORT

(For the period from December 1, 2002 to November 30, 2003)

1. Outline of business activities:

(1) Development and results of business activities:

During the period under review, the Japanese economy showed some signs of recovery as corporate earnings improved in the manufacturing industry, specifically. However, private spending continued to stagnate and the economy still remained in an unforeseeable and severe condition.

In the food industry, consumers, more concerned about allergens and raw materials and asking for more detailed records on products, have become more quality-conscious. Additionally, omissions of indications of raw materials and bogus documentations occurred one after another and the industry has had a long and difficult way to go before it restores consumers' confidence. Corporate attitudes to safety and security have seriously been challenged.

Under these circumstances, the Company has restructured its organization to materialize swifter decision-making and more efficient operations and also created a department specializing in specifications and indications of its products. The Company has also exerted its efforts to improve its traceability system and quality assurance system and engaged in activities to establish a compliance system, including the creating of a Compliance Committee.

In regard to the business of mayonnaise and dressings, the Company has endeavored to increase demand through its menu-proposal sales promotions and nationwide consumer sales campaigns. Sales of its improved "Half" and "Zero Non-Cholesterol", which appeal to health-conscious consumers, its flagship "*Fukairi-goma* Dressing" and non-oil dressings added with new lines increased favorably. However, due to the dull market and higher prices of vegetables as a result of the exceptionally cool summer, sales of mayonnaise and dressings totaled ¥100,240 million, down ¥1,272 million from the previous corresponding term.

As for the business of canned products and *retort* pouch foods (or precooked foods in heat resisting pouches), sales of canned sweet corn and *okayu* (or rice gruel), of which the Company has placed emphasis on their production areas and freshness, material products "Salad Club" and cooked foods for the food service industry increased. However, sales of its mainstay jams and pasta sauces slowed down due to consumers' preference for lower-priced products. Consequently, sales of canned products and *retort* pouch foods totaled ¥50,597 million, down ¥340 million from the previous corresponding term.

In relation to the business of egg products, sales of "Three-Minute Egg", which was targeted at households, increased steadily. In the fine chemical area, sales of products for use in foods, including hyaluronic acid and supplements, increased. However, sales of the Company's mainstay liquid eggs and frozen eggs, in spite of the increased sales volume, decreased due to lower unit prices as a result of lower egg prices. Consequently, sales of egg products totaled ¥77,042 million, down ¥179 million from the previous corresponding term. As of October 1, 2003, the Company transferred its business of sales of egg materials (liquid eggs, frozen eggs, dried eggs, etc.) to its subsidiary Q.P. Egg Corporation.

In relation to the business of health care products, unit prices of baby foods have declined due to intensifying competition, while sales of "*Diet Sengen*" series and vinegar drink series targeted at health-conscious consumers increased. Health foods for industrial use, including liquid diets, also increased steadily. Consequently, sales of health care products totaled ¥14,471 million, up ¥1,131 million from the previous corresponding term.

As for the business of vegetables and salads, sales of "*Baisen Goma Gobo Salad*" for the food service market, specifically and prepackaged vegetable salad for use by fast food chains increased favorably. However, sales of food-related equipment decreased from the previous corresponding term. Consequently, sales of vegetables and salads totaled ¥23,279 million, down ¥1,833 million from the previous corresponding term.

In regard to the equipment lease business, sales totaled ¥3,326 million, up ¥243 million from the previous corresponding term.

In relation to purchases, with regard to edible oil, the market condition remained adverse as the material market rose due to the poor harvest of soybeans in North America and increased demand in China. The market of eggs remained low throughout the year due to slow household consumption.

In regard to environmental protection, by the end of September 2003, the Company's eight plants, head office building (Shibuya-ku, Tokyo) and laboratory (Fuchu-shi, Tokyo) achieved its zero emission (100% recycling rate) plan.

As a result, overall sales for the business term under review decreased by ¥2,250 million from the previous corresponding term to ¥268,958 million. However, ordinary profit increased by ¥666 million to ¥11,248 million. Net income for the business term under review increased by ¥775 million from the previous corresponding term to ¥6,805 million.

In September 2003, the Company offered 10,500,000 shares to the public to improve the distribution of its shareholdings and the liquidity thereof.

(2) Prospects and challenges ahead:

During the next business term, while corporate earnings are expected to recover, business environments will remain severe as there are negative factors in the full-scale recovery of the Japanese economy, including the unforeseeable Middle East situations and a prolonged decline in private spending.

In the middle-range business plan of its Group for three years, commencing in the business term ending November 30, 2004, the Company has set a fundamental policy of maximizing its enterprise value by focusing on expanding and creating "No.1" and "Only One" (or unique) products. Under this fundamental policy, the Company will exert its group-wide efforts to improve performances by (1) seeking customers' perspectives, (2) strengthening group management, (3) developing human resources and (4) putting its growing businesses on track, specifically.

We genuinely hope that the shareholders will understand the situation and give us further support and encouragement.

(3) State of equipment investment:

(Translation omitted)

(4) State of financing:

All the funds necessary for the business term under review were provided by the Company's own funds.

(5) Operating results and state of assets:

Items \ Term	88th term (December 1, 1999 to November 30, 2000)	89th term (December 1, 2000 to November 30, 2001)	90th term (December 1, 2001 to November 30, 2002)	91st term (December 1, 2002 to November 30, 2003)
Net sales (millions of yen)	269,881	260,466	271,208	268,958
Ordinary profit (millions of yen)	10,405	11,329	10,582	11,248
Net income/net loss (millions of yen)	(-) 1,370	6,268	6,030	6,805
Per-share net income /net loss (yen)	(-) 8.79	40.54	39.11	44.08
Total assets (millions of yen)	196,781	185,861	186,656	190,335
Net assets (millions of yen)	100,102	102,596	105,794	111,395
Per-share net assets (yen)	643.90	664.90	690.46	726.74

(Notes)

1. Per-share net income or net loss for the term is calculated on the basis of the average of the total number of shares issued and outstanding during the term and per-share net assets is calculated on the basis of the total number of shares issued and outstanding at the end of the term. The average of the total number of shares issued and outstanding during the 89th and subsequent business terms and the total number of shares issued and outstanding at the end of the 89th and subsequent business terms were calculated by deducting the number of shares of treasury stock, respectively.

2. The Company incurred a net loss for the 88th business term as the Company accounted for reserves for employee retirement benefits in accordance with a change in its accounting policies.

3. Effective in the 91st business term, the "Regulations to Enforce the Commercial Code" (currently, 2003 Ordinance of the Ministry of Justice No. 68) are applicable to the preparation by the Company of its financial statements.

4. Effective in the 91st business term, "per-share net income/net loss" and "per-share net assets" are calculated in accordance with the "Accounting Standard for Earnings per Share" (Accounting Standards Board of Japan ("ASBJ") Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4). The effect thereof is insignificant.

2. Outline of the Company (As of November 30, 2003)

(1) Date of incorporation: November 30, 1919

(2) Description of businesses:

Business	Principal Products or Services	Percentage of Sales (%)
Mayonnaise and dressing:	Mayonnaise, Half, Zero Non-Cholesterol dressings (French, 1000 Island, *Fukairi-goma*, Japanese style, Chinese, Italian, Tasty, 1/3, Non-oil) tartar sauce, mustard, *Pan Kobo*, vinegar and others	37
Canned and *retort* pouch foods:	Jam, pasta sauce, cooking sauce, *okayu*, sweet corn, agricultural and live stock products and others	19
Egg products:	Liquid eggs, frozen eggs, dried eggs, egg spread, *atsuyaki-tamago*, fine chemical products (hyaluronic acid, etc.) and others	29
Health care:	Baby foods, health foods, liquid diets, foods for the sick and aged, bags for liquid transfusion and others	5
Vegetables and salads:	Long-life salads, fresh salads, frozen vegetables, processed chicken products, fried foods and others	9
Equipment lease:	Equipment lease and others	1

(3) State of shares:

1. Total number of shares authorized to be issued by the Company: 250,004,000 shares
2. Total number of outstanding shares: 155,464,515 shares
3. Number of shares to constitute one unit of shares: 100 shares
4. Number of shareholders: 37,254 persons
   (Up 22,609 persons from November 30, 2002)
5. Share prices and number of shares traded:

   Highest: ¥989 (May 2003)
   Lowest: ¥835 (March 2003)
   Annual trading volume: 75,440,100 shares

6. State of leading shareholders:

Name of shareholders	Number of shares held by them (ratios of voting rights)		Company's investment in them (ratios of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Nakashimato Co., Ltd.	26,371	17.2	200	8.40
Japan Trustee Service Bank, Ltd. (Trust account)	11,060	7.2	-	-
The Master Trust Bank of Japan, Ltd. (Trust account)	7,514	4.9	-	-
Toka Co., Ltd.	4,872	3.1	-	-
Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust	4,585	2.9	-	-
The National Mutual Insurance Federation of Agricultural Cooperatives	3,304	2.1	-	-

Name of shareholders	Number of shares held by them (ratios of voting rights)		Company's investment in them (ratios of voting rights)	
	(thousand shares)	(%)	(thousand shares)	(%)
Kaietsusha	3,260	2.1	-	-
Nippon Life Insurance Company	3,227	2.1	-	-
Sumitomo Mitsui Banking Corporation	3,208	2.0	-	-
Dai-ich Mutual Life Insurance Company	3,012	1.9	-	-

(Notes) 1. The numbers of shares and the ratios of voting rights are stated by discarding any fraction of their respective units described in the table.

2. 4,585,000 shares held by Mizuho Trust & Banking Co., Ltd., Employee Retirement Benefit Trust Account for Mizuho Bank, Ltd., Trust for Asset Management Service for Trustee of Sub-Trust were those of the Company held by Mizuho Bank, Ltd. contributed to its employee retirement benefit trust.

3. The Company holds 1,395 shares of common stock (ratio of voting rights: 0.02%) of Sumitomo Mitsui Financial Group Inc., which is the 100% parent company of Sumitomo Mitsui Banking Corporation. The ratio of voting rights was calculated based on the total number of voting rights of all the shareholders as of March 31, 2003.

(4) Acquisition, disposition and possession by the Company of its own shares:

1) Acquisition by the Company of its own shares:

Ordinary shares 15,346 shares
Total acquisition amount ¥14,011,000

2) Disposition by the Company of its own shares:

Not applicable.

3) Possession by the Company of its own shares at the end of the business term under review:

Ordinary shares 2,255,833 shares

(5) State of employees:

Classification	Number of employees (persons)	Increase/decrease as compared with the end of previous term (persons)	Average age (years)	Average length of service (years)
Male	1,221	(-) 86	39.2	15.6
Female	894	(-) 51	26.7	5.4
Total or average	2,115	(-) 137	33.9	11.3

(Notes) 1. The number of employees decreased principally as they were sent to the subsidiaries on loan.

2. Additionally, the Company had 921 temporary employees (male: 369; female: 552) on average during the term.

(6) State of business combinations:

1) Important subsidiaries:

Company name	Capitalization	Ratio of voting rights	Description of business
Deria Foods Co., Ltd.	¥50 million	100.0%	Manufacture and sale of salads, delicatessen items, etc.
Nishifu Meat Co., Ltd.	¥30 million	100.0%	Sale of processed chicken products, such as grilled chicken and fried chicken, etc.
Q.P. Egg Corporation	¥350 million	88.0%	Manufacture and sale of liquid eggs, frozen eggs, etc.
Kanae Foods Co., Ltd.	¥50 million	88.0%	Manufacture and sale of processed egg products, such as egg spread, *atsuyaki-tamago* and *kinshi-tamago*, etc.
Kewpie Jyozo Co., Ltd.	¥450 million	87.8%	Manufacture and sale of vinegar, etc.
Zenno Q.P. Egg Station Co., Ltd.	¥105 million	51.4%	Manufacture and sale of dried eggs, liquid eggs, etc.

Company name	Capitalization	Ratio of voting rights	Description of business
K.R.S. Corporation	¥3,577 million	51.2%	Warehousing and forwarding agency
Co-op Food Products Co., Ltd.	¥250 million	51.0%	Manufacture and sale of bottled products, canned products, *retort* pouch foods, etc.
KIFUKI U.S.A. CO., INC.	US$7.1	100.0%	Holding shares of and general control over affiliated companies in the United States

(Note) The ratios of voting rights are calculated on the basis of both direct and indirect ownerships.

2) Development and results of business combinations:

The Company has 44 consolidated subsidiaries and four affiliated companies accounted for on an equity-method.

For the business term under review, consolidated net sales amounted to ¥437,032 million, up 0.6% over the previous business term and consolidated ordinary profit amounted to ¥17,532 million, down 4.0%. Consolidated net income amounted to ¥8,675 million, down ¥6.8%.

(7) Principal lenders:

Names of lenders	Amount of loans (millions of yen)	Company's shares held by lenders	
		Number of shares (1,000 shares)	Ratio of voting rights (%)
Sumitomo Mitsui Banking Corporation	2,410	3,208	2.0
The Norinchukin Bank	1,019	1,311	0.8
Mizuho Corporate Bank, Ltd.	830	2	0.0
The Bank of Tokyo-Mitsubishi, Ltd.	570	1,198	0.7

(Note) In addition to the above, Mizuho Corporate Bank, Ltd. has 241,000 shares of the Company contributed to its employee retirement benefit trust.

(8) Places of business:

1) Branch offices:

Sapporo, Sendai, Kanto (Tokyo), Tokyo, Yokohama, Nagoya, Osaka, Takamatsu, Hiroshima and Fukuoka.

2) Sales offices:

Obihiro, Aomori, Akita, Morioka, Yamagata, Koriyama, Utsunomiya, Mito, Goka (Ibaraki Prefecture) Maebashi, Niigata, Matsumoto, Higashi-Tokyo (Chiba Prefecture), Saitama, Shizuoka, Kanazawa, Kyoto, Kobe, Matsuyama, Kochi, Okayama, Tosu, Minami-Kyushu (Kagoshima Prefecture) and Naha.

3) Plants:

Hashikami (Aomori Prefecture), Goka (Ibaraki Prefecture), Senkawa (Tokyo), Nakagawara (Tokyo), Koromo (Aichi Prefecture), Itami (Hyogo Prefecture), Izumi-Sano (Osaka) and Tosu (Saga Prefecture).

(9) Directors and Statutory Auditors:

President and Representative Director	Gohsuke Ohyama
Senior Managing Director and Representative Director:	Motohiko Kimura
Senior Managing Director:	Toshio Sakagami
Managing Director:	Sukefumi Ito
Managing Director:	Shizuo Hatanaka
Managing Director:	Shigeki Ikegami
Managing Director:	Takahiko Waida
Managing Director:	Yutaka Suzuki
Director:	Amane Nakashima
Director:	Takao Fuse
Director:	Kuniaki Ishikawa
Director:	Toshimasa Tatebe
Director:	Hidenobu Yamagami
Director:	Ietoki Shima
Director:	Mineo Hasegawa
Director:	Mitsugu Endo
Director:	Minesaburo Miyake
Statutory Auditor (Full-time):	Osamu Muranaka
Statutory Auditor (Full-time):	Shogo Usagawa
Statutory Auditor:	Toshitaka Namiki
Statutory Auditor:	Kazuo Kawakami

(Notes) 1. Messrs. Kiyoshi Komiyama, Tetsuo Akimoto, Yuichi Nakashima, Takatsugu Asakawa, Sumio Harada and Isao Ogura, six in all, retired as Directors due to the expiration of the term of office as at the close of the 90th Ordinary General Meeting of Shareholders held on February 20, 2003, and Mr. Minesaburo Miyake newly assumed the office of Director. On the same day, Director Mr. Yutaka Suzuki assumed the office of Managing Director.

2. Statutory Auditors Messrs. Toshitaka Namiki and Kazuo Kawakami are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

3. Important facts relating to the state of the Company which occurred subsequent to the closing of accounts:

   Nothing to be specially stated.

(Note) All amounts described in this business report are stated by discarding any fraction of their respective units thereof.

BALANCE SHEET
(As of November 30, 2003)

(millions of yen)

ASSETS:	
Current assets:	**91,555**
Cash and deposits	16,460
Trade notes receivable	1,097
Trade accounts receivable	43,505
Merchandise	3,539
Finished goods	2,857
Raw materials	1,966
Work-in-process and supplies	529
Short-term loans receivable	17,700
Deferred tax assets	901
Other current assets	3,236
Allowance for doubtful receivables	(-) 238
Fixed assets:	**98,780**
Tangible fixed assets:	**61,311**
Buildings	24,991
Structures	1,993
Machinery and equipment	16,823
Vehicles	4
Tools, furniture and fixtures	642
Land	15,822
Construction in progress	1,032
Intangible fixed assets:	**1,499**
Telephone subscription rights	86
Software	1,345
Other intangible fixed assets	67
Investments and other assets:	**35,970**
Investment securities	13,256
Capital stocks and investments in subsidiaries	18,749
Long-term loans receivable	61
Prepaid pension expense	956
Long-term prepaid expenses	306
Leasehold deposits	1,542
Other investments and other assets	1,503
Allowance for doubtful receivables	(-) 405
TOTAL ASSETS:	**190,335**

(millions of yen)

LIABILITIES:	
Current liabilities:	**50,691**
Trade accounts payable	26,937
Short-term borrowings	6,428
Accounts payable	10,313
Corporate taxes, etc. payable	1,554
Accrued expenses	3,191
Allowance for sales rebate	1,127
Accrued bonuses	298
Other current liabilities	839
Long-term liabilities:	**28,249**
Convertible bonds	18,629
Long-term borrowings	1,840
Reserve for officers' retirement allowances	845
Deferred tax liabilities	86
Guarantee money received	6,844
Other long-term liabilities	4
TOTAL LIABILITIES:	**78,940**
SHAREHOLDERS' EQUITY:	
Common stock	**24,104**
Additional paid-in capital:	**29,418**
Capital reserve	29,418
Retained earnings:	**59,660**
Earned surplus reserve	3,115
Voluntary reserve	49,590
Reserve for special depreciation	63
Reserve for deferred tax on replacement assets	2,127
General reserve	47,400
Unappropriated retained earnings	6,954
Revaluation difference of stocks	498
Treasury stock	(-) 2,287
TOTAL SHAREHOLDERS' EQUITY:	**111,395**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY:	**190,335**

STATEMENT OF INCOME
(For the period from December 1, 2002 to November 30, 2003)

	(millions of yen)
ORDINARY INCOME AND EXPENSES:	
Operating income and expenses:	
Net sales	268,958
Cost of sales	185,156
Gross profit:	**83,801**
Selling, general and administrative expenses	73,184
Operating income	**10,617**
Non-operating income and expenses:	
Non-operating income:	
Interest income and dividends received	1,259
Others	187
Non-operating expenses:	
Interest expenses	302
Others	514
Ordinary profit	**11,248**
EXTRAORDINARY PROFIT AND LOSSES:	
Extraordinary profit:	
Gain on sale of investment securities	191
Others	283
Extraordinary losses:	
Losses on disposition of fixed assets	244
Revaluation losses of investment securities	82
Others	172
Income before tax for the year	**11,223**
Corporate, municipality and enterprise taxes	3,009
Adjustment to corporate taxes, etc.	1,407
Net income	**6,805**
Unappropriated retained earnings carried forward from the previous term	1,068
Interim dividends	919
Unappropriated retained earnings	**6,954**

(Notes)

I. Amounts are stated by disregarding any fractions of ¥1 million.

II. Significant accounting policies:

1. Basis and method of valuation of marketable securities:

(1) Capital stocks of subsidiaries and affiliated companies:

At cost, determined by the moving average method

(2) Other securities:

Those with market value:	At market value, determined by market prices, etc. as of the closing of the business term (Revaluation differences are all transferred directly to capital. Selling costs are determined by the moving average method.)
Those without market value:	At cost, determined by the moving average method

2. Basis and method of valuation of derivatives:

At market value.

Hedge accounting is applicable to hedge transactions.

3. Inventories:

(1) Basis of valuation:

Merchandise, finished goods, raw materials, semi-finished goods and supplies are valued at cost.

(2) Method of valuation:

Merchandise, finished goods (excluding those mentioned below), raw materials, semi-finished goods and supplies are valued by the monthly moving average method.

Certain co-products are valued by the retail inventory periodic average method.

4. Method of depreciation of fixed assets:

(1) Tangible fixed assets

Tangible fixed assets, other than those described below, are depreciated using the declining-balance method.

The buildings (excluding the improvements thereof) acquired on or after April 1, 1998 are depreciated using the straight-line method. The bases for periods of useful life and residual values are identical with those stipulated in the Corporate Tax Law of Japan.

(2) Intangible fixed assets are depreciated using the straight-line method. The bases for periods of useful life are identical with those stipulated in the Corporate Tax Law of Japan.

Software for internal use is amortized by the straight-line method on the estimated useful life of internal use (five years).

(3) Long-term prepaid expenses are depreciated using the straight-line method.

5. Accounting for allowances:

(1) Allowance for doubtful receivables

To provide for losses arising from debts becoming uncollectable, the Company sets aside an estimated uncollectable amount, by taking into consideration the possible credit loss rate in the future based on the actual loss rate in respect of general credits, and the individual possibilities of collection in respect of possible non-performing credits and other specific claims.

(2) Allowance for sales rebate

To provide for payments for sales rebate to be incurred during each business term, allowance for sales rebate is provided based on an accrual basis in accordance with the Company's policy (rate of the estimated payments for sales rebate to sales).

(3) Accrued bonuses

To provide for the payment of bonuses to employees, accrued bonuses are provided with the maximum amount allowed by the tax regulations based on the specific computation period.

(4) Reserve for employee retirement benefits

To meet the payment of retirement benefits to employees, the Company

provides an amount accruing for the current business term, based on estimated retirement benefit obligations and plan assets as of the close of the said business term.

Prior year service liabilities for each business term are treated as expenses from the relevant business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such liabilities occur.

Actuarial differences for each business term are treated as expenses from the next business term, based on the straight-line method for a specific period of years (12 years) not exceeding the average remaining years of service of employees when such differences occur. For the business term under review, such actuarial differences are treated as prepaid pension expense.

The Company's employee retirement benefit plans comprise the employees welfare pension fund plan and the tax qualified pension plan.

(Additional information)

During the previous business term (as of October 1, 2002), with regard to substitutional payments for the welfare pension funds, the Company was authorized by the Minister of Health, Labour and Welfare of Japan to be exempt from the obligation of future payments therefor. Consequently, the Company applied the transitional measure as stipulated in Clause 47-2 of the "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" (JICPA Accounting Committee Report No.13) to assume that the employee retirement benefit obligations relating to the substitutional payments and the plan assets equivalent to the amount of refunds vanished as of the date of such authorization. The plan assets equivalent to the amount of the refunds as of the end of the business term under review was ¥9,446 million.

(5) Reserve for officers' retirement allowances (which is a reserve defined under Article 43 of the Regulations to Enforce the Commercial Code of Japan)

Reserve for officers' retirement allowances is fully accrued, if all Directors and Statutory Auditors terminate their services with the Company at year-end.

6. Accounting treatment of lease transactions:

With regard to the treatment of financial lease transactions other than those in which ownership of leased property is considered to be transferred to borrowers, the method for regular lease transactions applies.

7. The consumption tax is treated on a net-of-tax basis.

8. Effective in the business term under review, the "Accounting Standard for Earnings

per Share" (ASBJ Accounting Standard No. 2) and the "Implementation Guidance on Accounting Standard for Earnings per Share" (ASBJ Accounting Standard Implementation Guidance No. 4) are applicable. The effect thereof is insignificant.

(Additional information)

9. Upon promulgation of the "Law to Amend the Local Tax Laws, Etc." (2003 Law No. 9) of Japan (as of March 31, 2003), the applicable corporate enterprise tax rates are revised. Consequently, the statutory effective tax rate used for tax effect accounting has been reviewed and the rate applicable to deductible temporary differences of a long-term nature has been decreased from 42.0% to 40.7%. The effect thereof is insignificant.

(Additional information)

10. Transfer of business in its sector of sales of egg materials

As of October 1, 2003, the Company split off its sector of sales of egg materials and transferred the same to its subsidiary Q.P. Egg Corporation. ¥2,849 million of inventories were transferred.

11. Effective in the business term under review, the "Regulations to Enforce the Commercial Code" (currently, 2003 Ordinance of the Ministry of Justice No. 68) are applicable to the preparation by the Company of its financial statements.

III. Notes to the balance sheet:

1.	Short-term accounts receivable from subsidiaries:	¥22,993 million
2.	Long-term accounts receivable from subsidiaries:	¥47 million
3.	Short-term accounts payable to subsidiaries:	¥8,002 million
4.	Long-term accounts payable to subsidiaries:	¥6,306 million
5.	Accumulated depreciation of tangible fixed assets:	¥86,775 million

6. Significant lease assets:

Besides fixed assets included in the balance sheet, information-related peripherals and vehicles for the Company's business are used under lease contracts.

7. Number of shares of treasury stock: 2,255,833 shares

8. Contingent liabilities:

Guarantee obligations: ¥3,352 million

9. Revaluation difference that increased net assets as provided for in Article 124, item 3 of the Regulations to Enforce the Commercial Code of Japan:

Revaluation difference of stocks: ¥498 million

IV. Notes to the statement of income:

1. Operating income from subsidiaries: ¥12,356 million

2. Operating expenses to subsidiaries: ¥79,102 million

3. Amount of transactions other than operating transactions with subsidiaries: ¥1,099 million

4. Per-share net income: ¥44.08

(Attached document relating to Proposition No. 1)

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(Yen)
Unappropriated retained earnings	**6,954,714,495**
Reversal of voluntary reserve	**20,448,789**
Reversal of reserve for special depreciation	19,436,192
Reversal of reserve for deferred tax on replacement assets	1,012,597
Total	**6,975,163,284**
Appropriation of retained earnings	**5,848,286,378**
Cash dividends (¥6 per share)	919,252,092
Officers' bonuses	52,278,000
(including Statutory Auditors' bonuses)	(6,421,000)
Reserve for special depreciation	16,980,935
Reserve for special account of reserve for deferred tax on replacement assets	59,775,351
General reserve	4,800,000,000
Unappropriated retained earnings to be carried forward to the next term	**1,126,876,906**

(Notes)

1. The Company paid interim dividends of ¥919,269,450 (¥6 per share) on August 5, 2003.
2. Reserve for special depreciation, reserve for deferred tax on replacement assets and reserve for special account of reserve for deferred tax on replacement assets are accounted for in accordance with the provisions of the Corporate Tax Law and the Special Taxation Measures Law of Japan.
3. Dividends are calculated by excluding 2,255,833 shares of treasury stock.

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITORS' AUDIT REPORT

January 8, 2004

To: The Board of Directors
Q. P. Corporation

Shin Nihon & Co.

By Hiromi Uda (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Keiji Kitabayashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

By Hidenori Takahashi (seal)
Certified Public Accountant
Representative Partner
Participating Partner

In accordance with the provisions of Article 2 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 91st business term of Q. P. Corporation (the "Company"), covering the period from December 1, 2001 to November 30, 2002. The portions of the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included

the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation.

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

There is no such relation of interests between the Company and the oversigned auditing firm or any participating partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

Copy of Audit Report of the Board of Statutory Auditors

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 91st business term from December 1, 2002 to November 30, 2003, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors, etc., reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company, requested any of its subsidiaries to render reports on the business operations and whenever necessary, visited any of its subsidiaries to investigate the state of activities and property. We also required the Company's Account Auditors to render reports on and accounts of their audit and examined the financial statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, also required the Directors, etc. to report and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Shin Nihon & Co., are proper;

(2) That the business report fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including those with respect to any of the subsidiaries of the Company, no dishonest act or material fact of violation of laws, ordinances or the Articles of Incorporation exists to be pointed out.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

January 9, 2004

Board of Statutory Auditors
Q.P. Corporation

Osamu Muranaka (seal)
Statutory Auditor (Full-time)

Shogo Usagawa (seal)
Statutory Auditor (Full-time)

Toshitaka Namiki (seal)
Statutory Auditor

Kazuo Kawakami (seal)
Statutory Auditor

(Note) Statutory Auditors Toshitaka Namiki and Kazuo Kawakami are outside statutory auditors as provided for in Article 18, paragraph 1 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan.

INFORMATION RELATING TO EXERCISE OF VOTING RIGHTS

1. Total number of voting rights held by all the shareholders:

   1,529,149 voting rights

2. Information relating to propositions:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 91st business term.

Management proposes to pay a dividend of ¥6 per share.

The Company has already paid an interim dividend of ¥6 per share. As a result, the annual dividend will amount to ¥12 per share.

Proposition No.2: Amendment to the Articles of Incorporation.

(Translation omitted)

Proposition No.3: Election of One Director.

(Translation omitted)

Proposition No.4: Election of Five Statutory Auditors.

(Translation omitted)

Proposition No.5: Granting of retirement gratuities to the retiring Statutory Auditors.

(Translation omitted)

- END -

NO. 82-4750

(Translation)

February 20, 2004

To the Shareholders:

NOTICE OF RESOLUTIONS OF THE 91ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 91st Ordinary General Meeting of Shareholders of the Company held today, it was reported and resolved as described below.

Yours very truly,

Yutaka Suzuki
President and
Representative Director

Q. P. Corporation
4-13, Shibuya 1-chome,
Shibuya-ku, Tokyo

Description

Matters reported: Report on the balance sheet as of November 30, 2003, the business report and statement of income for the 91st business term (from December 1, 2002 to November 30, 2003).

Report was made on the above documents.

Matters resolved upon:

Proposition No.1: Approval of the proposed appropriation of retained earnings for the 91st business term.

The proposition was approved and adopted in all respects as proposed and it was decided to pay a dividend of ¥6 per share for the 91st business term (¥12 per share annually, together with the interim dividend).

Proposition No.2: Amendment to the Articles of Incorporation.

The proposition was approved and adopted in all respects as proposed.

The content of the amendment is as set out under the heading "Comparison of the Articles of Incorporation before and after Amendment" appearing below.

Proposition No.3: Election of One Director.

The proposition was approved and adopted in all respects as proposed. Mr. Katsuhiko Sasaki was newly elected as Director and assumed office.

Proposition No.4: Election of Five Statutory Auditors.

The proposition was approved and adopted in all respects as proposed. Messrs. Osamu Muranaka and Kazuo Kawakami were re-elected as Statutory Auditors and Messrs. Yasuo Hiraguri, Shunichiro Ishiguro and Yoji Wakui, 3 in all, were newly elected as Statutory Auditors. They assumed office, respectively.

Messrs. Kazuo Kawakami, Shunichiro Ishiguro and Yoji Wakui are outside auditors as stipulated in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan.

Proposition No. 5: Granting of retirement gratuities to the retiring Statutory Auditors.

The proposition was approved and adopted in all respects as proposed that retirement gratuities be granted to the retiring Statutory Auditors, Messrs. Shogo Usagawa and Toshitaka Namiki within the extent of a reasonable amount in accordance with the Company's internal regulations and that the determination of the amount and the time and method of presentation and other particulars be left to the Board of Directors in respect of the amount for the period of their term of office as Directors and to the mutual consultation among the Statutory Auditors in respect of the amount for the period of their term of office as Statutory Auditors.

- END -

It is hereby notified that as of February 20, 2004 (after the close of the Ordinary General Meeting of Shareholders), Managing Director Mr. Yutaka Suzuki assumed the office of President and Representative Director, President and Representative Director Mr. Gohsuke Ohyama assumed the office of Counsellor and Representative Director, Senior Managing Director and Representative Director Mr. Motohiko Kimura and Senior Managing Director Mr. Toshio Sakagami assumed the office of Directors, respectively and that after the close of the Ordinary General Meeting of Shareholders, Messrs. Osamu Muranaka and Yasuo Hiraguri were elected as Full-time Statutory Auditors from among their number and assumed office, respectively.

Comparison of the Articles of Incorporation before and after Amendment

(Underlines show the amendment.)

Before Amendment	After Amendment
(Established)	(Acquisition by the Company of its own shares) Article 6. The Company may, by resolution of the Board of Directors purchase its own shares in accordance with the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.
Article 6. (Descriptions omitted)	Article 7. (Same as existing)
Article 7. (Descriptions omitted)	Article 8. (Same as existing)
(Transfer agent)	(Transfer agent)
Article 8. The Company shall have a transfer agent with respect to its shares.	Article 9. (Same as existing)
2. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to shares shall be handled by the transfer agent.	2. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) and the register of loss of share certificates of the Company shall be kept at the business office of the transfer agent and the registration of a transfer of shares, purchase of shares constituting less than one unit and other business relating to shares shall be handled by the transfer agent.
Article 9. through Article 11. (Descriptions omitted)	Article 10. through Article 12. (Same as existing)

Before Amendment	After Amendment
(Method of adopting resolutions)	(Method of adopting resolutions)
Article 12. Resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present; provided, however, that if the provisions of any law or ordinance require otherwise, such provisions shall govern.	Article 13. (Same as existing)
(Established)	2. Special resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a general meeting of shareholders at which shareholders who hold one-third (1/3) or more of the voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.
Article 13. through Article 21. (Descriptions omitted)	Article 14. through Article 22. (Descriptions omitted)
(Number of Statutory Auditors)	(Number of Statutory Auditors)
Article 22. The Company shall have not more than four (4) Statutory Auditors.	Article 23. The Company shall have not more than five (5) Statutory Auditors.
Article 23. (Descriptions omitted)	Article 24. (Same as existing)
(Term of office)	(Term of office)
Article 24. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within three (3) years after their assumption of office.	Article 25. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.

Before Amendment	After Amendment
2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire as such time as the term of office of the retired Statutory Auditor would have expired. Article 25. through Article 32. (Descriptions omitted)	2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire as such time as the term of office of the retired Statutory Auditor would have expired. Article 26. through Article 33. (Same as existing)

(Translation)

February 26, 2004

Dear Sirs:

Name of the Company: Q.P. Corporation
Representative: Yutaka Suzuki
(Code No. 2809; The first section of Tokyo Stock Exchange)
Person to contact: Katsuhiko Sasaki
Director, General Manager,
Division of Administration
TEL 03-3486-3331

Notice of Change of Subsidiaries

It is hereby notified that at the meeting of the Board of Directors of Q.P. Corporation (the "Company") held on February 25, 2004, it was resolved that the Company would transfer all of the shares of Nishifu Meat Co., Ltd. ("Nishifu Meat") held by the Company to top management of Nishifu Meat as of February 27, 2004, as described below:

Description

1. Reason for the change of subsidiaries:

Nishifu Meat was incorporated as a wholly owned subsidiary of the Company by separating from Deria Foods Co., Ltd. (a consolidated subsidiary of the Company) of its meat business in October 1990. For more than a decade since then, Nishifu Meat has engaged in import and sale of processed chicken products, such as grilled chicken and fried chicken, among other things and has attained positive results owing to the efforts of its officers and employees.

However, (i) the meat packing industry in which Nishifu Meat belongs is different from the market targeted by Q.P. Group in many aspects and its business area has a high

degree of independence and unique among the group and (ii) it is considered desirable for Nishifu Meat to break away from the group and develop business in quick response to changes in the market in order to enhance its competitive edge in the market condition growing in severity year after year and increase its enterprise value. Hence, the Company has decided to transfer all of the shares of Nishifu Meat held by the Company.

2. Method of the change:

The Company will transfer all of 600 shares of Nishifu Meat held by the Company to three members of top management of Nishifu Meat.

3. Outline of the changed subsidiary:

(1)	Trade name:	Nishimi Meat Co., Ltd.
(2)	Representative:	Naomi Watanabe
(3)	Location of head office:	14-1, Futchucho 1-chome, Fuchu-shi, Tokyo
(4)	Establishment:	October 1, 1990
(5)	Contents of business:	Sale of processed chicken products, such as grilled chicken and fried chicken, etc.
(6)	Capital:	¥30 million
(7)	Major shareholders:	Q.P. Corporation (ratio of voting rights: 100%)
(8)	Total number of employees:	19 (as of September 30, 2003)
(9)	Date of settlement account:	September 30 of each year
(10)	Net sales:	¥15,600 million (for the business term ended September 30, 2003)
(11)	Total assets:	¥5,107 million (for the business term ended September 30, 2003)

4. Date of the change:

February 25, 2004 (Wednesday)	Approval of the conclusion of a share transfer agreement by the Board of Directors of the Company
February 26, 2004 (Thursday)	Approval of the share transfer by the board of directors of Nishifu Meat
February 27, 2004 (Friday)	Conclusion of the share transfer agreement and the delivery of share certificates

5. Effect on business results:

The share transfer will have no significant effect on business results for the current business term of the Company and Q.P. Group.

6. Summary of the transfer:

(1) Transferes:

Three members of top management of Nishifu Meat

(2) Transfer price:

Amount calculated on the basis of the net assets evaluated by the market price most recently available.

(3) Number of shares held by the Company and the ratio of voting rights thereof before and after the transfer:

	Number of holding shares	Ratio of voting rights
Before the transfer	600 shares	100%
After the transfer	0 share	0%

- END -